37 CAPITAL ANNOUNCES THE AGM RESULTS

Vancouver, British Columbia. December 10, 2024 - 37 Capital Inc. (the “Company” or “37 Capital”) (CSE: JJJ) (OTC Pink: HHHEF). At the Company’s Annual General Meeting of its Shareholders which was held today in Vancouver, BC, the Shareholders received the Audited Financial Statements for the year ended December 31, 2023 and the Auditor’s Report thereon; fixed the number of Directors for the ensuing year at four; elected Hagop Jack (Jake) Kalpakian, Gregory T. McFarlane, Neil Spellman and Mathieu McDonald as Directors of the Company; re-appointed the Company’s Auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor; and re-approved the Company’s Stock Option Plan.

For more information on the Company, please contact us at (604) 681-0204. In addition, please visit the Company’s website at www.37capitalinc.com or the Canadian Securities Exchange’s website at http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board 37 Capital Inc.,

“Jake H. Kalpakian”

___________________

Jake H. Kalpakian,

President and CEO

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

________________________________________________________________________________________________________________

37 Capital Inc. Suite

575, 510 Burrard Street.

Vancouver, BC V6C 3A8

Tel: (604) 681-0204 Fax: (604) 681-9428

www.37capitalinc.com email: info@37capitalinc.com